UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For The Month of December 2006
Commission File Number 000-27298
BE Semiconductor Industries N.V.
(Translation of Registrant’s Name Into English)
P.O. Box 90
6920 AB Duiven
The Netherlands
(Address of Principle Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   X      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes          No   X
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-______.)

Exhibits
EX-99.1 PRESS RELEASE DATED DECEMBER 13, 2006

     On December 13, 2006, BE Semiconductor Industries N.V. (the “Company”) provided formal notice to the NASDAQ Stock Market of the Company’s intention to delist voluntarily the Company’s ordinary shares from the NASDAQ Global Market. The Company also issued a press release on December 13, 2006 relating to its intention to delist. A copy of the press release is attached hereto as Exhibit 99.1.
Exhibits
     99.1    Press Release dated December 13, 2006

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BE SEMICONDUCTOR INDUSTRIES N.V.
By:	/s/ Richard W. Blickman
	Name:	Richard W. Blickman
	Title:	President and Chief Executive Officer
	Date:	December 13, 2006